EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

March 27, 2015

Lebenthal Lisanti Capital Growth, LLC
230 Park Avenue, 32nd Floor
New York, NY 10169

Dear Ms. Lisanti:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Lebenthal Lisanti Capital Growth, LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) for the Lebenthal Lisanti Small Cap Growth Fund (the "Fund") do not exceed 1.80% per annum (the "Expense Limitation") through April 30, 2016 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the "Board") and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By: /s/ Jessica Chase
Jessica Chase
Title: President

The foregoing Agreement is hereby accepted as of March 27, 2015.

LEBENTHAL LISANTI CAPITAL GROWTH, LLC

By: /s/ Mary Lisanti
Name: Mary Lisanti
Title: President

Signature page to the Expense Limitation Agreement